UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Innovate Biopharmaceuticals, Inc.
 (Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

45782F105
(CUSIP Number of Common Stock Underlying Warrants)

Sandeep Laumas
Executive Chairman, Chief Executive Officer and Director
Innovate Biopharmaceuticals, Inc.
8480 Honeycutt Road, Suite 120
Raleigh, NC 27615
(919) 275-1933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Jeffrey Fessler, Esq.
Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, NY 10112-0015
(212) 653-8700

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$1,851,995	$241

(1)
Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise certain outstanding warrants held by holders of record as of February 12, 2020 to purchase 12,346,631 shares of the Company’s common stock (the “Original Warrants”). The shares of common stock underlying the Original Warrants are known as the “Warrant Shares”.

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(2)	Calculated by multiplying the transaction value by .0001298.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

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Item 1.	SUMMARY TERM SHEET.

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION.

(a)
The name of the subject company (issuer) and filing person (offeror) is Innovate Biopharmaceuticals, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 8480 Honeycutt Road, Suite 120, Raleigh, NC 27615, Attn: Chief Executive Officer, telephone number (919) 275-1933.

(b)	The warrants (“Original Warrants”) subject to the Offer are the 12,346,631 outstanding Warrants noted in the table below, held by holders of record as of February 12, 2020.

As of February 10, 2020, the Company has: (i) 41,324,976 shares of common stock outstanding; (ii) outstanding warrants (including the Original Warrants) to purchase 12,501,034 shares of common; and (iii) outstanding equity awards to purchase 8,781,615 shares of common stock issued pursuant to the Company’s equity plans. In addition, the Company has reserved an additional 3,076,622 shares of common stock for issuance pursuant to the Company’s equity plans.

(c)	The information set forth in Section 12: “Trading Market and Price Range of Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is 8480 Honeycutt Road, Suite 120, Raleigh, NC 27615, Attn: Chief Executive Officer, telephone number (919) 275-1933. The information set forth in Section 17: “Interests of Directors and Executive Officers” in the Offer to Amend and Exercise is incorporated herein by reference.

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Item 4.	TERMS OF THE TRANSACTION.

(a)
Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	See Section 20: “Fees and Expenses” of the Offer to Amend and Exercise, which is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(c)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b)	Not applicable.

(c)	Not applicable.

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Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in Section 17: “Interests of Directors and Executive Officers in the Offer to Amend and Exercise is incorporated herein by reference

(b)	The information set forth in Section 14: “Transactions and Agreements Concerning Warrants” in the Offer to Amend and Exercise is incorporated herein by reference

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in Section 20: “Fees and Expenses” in the Offer to Amend and Exercise is incorporated herein by reference.
(b)	The information set forth in Section 20: “Fees and Expenses” in the Offer to Amend and Exercise is incorporated herein by reference.

Item 10.	FINANCIAL STATEMENTS.

(a)
The financial information required by Item 1010(a) is included in Section 16 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company and RDD” and Exhibit A in the Offer to Amend and Exercise is incorporated herein by reference.

(b)
The pro forma financial information required by Item 1010(b) is included in Section 16 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company and RDD” and Exhibit A in the Offer to Amend and Exercise is incorporated herein by reference.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)
Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

(2)	Not applicable.

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(3)	Not applicable.

(4)	Not applicable.

(5)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Letter to Holders of Original Warrants

(1)(B)     Offer to Amend and Exercise

(1)(C)    Form of Election to Consent, Participate and Exercise Warrant
(1)(D)    Form of Notice of Withdrawal

(1)(E)  Form of Amendment to Original Warrants

(b)	Not applicable.

(d)	None.

(g)	None.

(h)	None.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Innovate Biopharmaceuticals, Inc.

	By:	/s/ Sandeep Laumas
Name: Sandeep Laumas
Title: Chief Executive Officer
(Principal Executive Officer)

Date: February 12, 2020

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